OFICINA CORPORATIVA

FONO (562) 23380520

www.koandina.com

Santiago, November 16, 2012

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Subject:                Andina Bottling Company, Inc.

Form 20-F for Fiscal Year Ended

December 31, 2011

Filed April 30, 2012

File No. 001-13142

Dear Mr. Reynolds,

Set forth below are the Company’s responses to your letter dated November 5, 2012 relating to our Form 20-F for the year ended December 31, 2011. To assist in the Staff’s review of the response, it is preceded with the text (in bold type) of the comment as stated in your letter.

Form 20-F for the Fiscal Year Ended December 31, 2011

Exhibits

1.              We note you have filed the template of the Bottler`s Agreement. Please confirm that you will file the complete Botller`s Agreement with your next Form 20-F.

We hereby confirm that Andina will file the complete Bottler’s Agreement with its next Form 20-F.

Av. El Golf 40 piso 4, Las Condes, Santiago, Chile. Tel. (562) 2338 0500. www.koandina.com

Embotelladora Andina S.A. hereby acknowledges that:

•                              The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to answer any questions you may have.

Sincerely,

(signed)

Andrés Wainer P.

Chief Financial Officer